February 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jaime G. John, Branch Chief

Re:                        Ares Commercial Real Estate Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 1-35517

Dear Ms. John:

This letter sets forth the responses to the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated January 27, 2015 relating to the above-referenced filing (the “10-K”).

Set forth below is the comment of the Staff contained in the Staff’s letter and immediately below the comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

1.              We note in your response to comment 2 from our letter dated December 30, 2014 that you allocate all interest expense related to your secured funding agreements to net interest margin.  We further note in your Form 8-K filed December 19, 2012 your intention to use the proceeds of your convertible notes to repay outstanding amounts under your secured funding facilities.  Please clarify to us how you conclude that interest expense related to such convertible notes is not “directly related to financing the investments that are earning interest income”.

Response:  The Company believes that its convertible debt notes (the “convertible notes”) are not directly related to financing of interest earning loans that the Company holds for investments for the following reasons:

First, the convertible notes are unsecured obligations and are not collateralized by the Company’s interest earning loans held for investment.  In contrast, the Company’s secured funding agreements are specifically collateralized by interest earning loans that the Company holds for investment.  Moreover, the amount of debt proceeds available to be drawn by the Company as well as the specific interest rate charged on such proceeds under its secured funding agreements are primarily determined by the specific nature and character of interest earning loans that are pledged as collateral.

Second, there are no specific limitations on the use of proceeds of the convertible notes and therefore such proceeds do not have to be invested in interest earning loans that the Company holds for investments.  While the Company did elect on its own to use the proceeds from the convertible notes to initially repay outstanding amounts under the Company’s secured funding agreements, the Company could have alternatively used the proceeds for other permitted corporate purposes.  In contrast, proceeds from the Company’s secured funding agreements are limited to financing the origination of interest earning loans held for investment.

Finally, the convertible notes do not contain specific covenants that the Company must meet relating to interest earning loans held for investment.  In contrast, the Company’s secured funding agreements have covenants that require adequate levels of cash flow to cover required debt service on the underlying secured funding agreement, further demonstrating that the primary purpose of the secured funding agreements is to finance interest earning loans that the Company holds for investment.

As the Company believes that the convertible notes are not directly related to financing of interest earning loans held for investment, the Company does not include the interest expense on the convertible notes in the interest margin and instead includes it in other interest expense within the consolidated financial statements.

The Company understands that:

(a)                                 the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)                                 Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)                                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (202) 721-6111 if you have any additional questions or require any additional information.

Very truly yours,

/s/ Tae-Sik Yoon
Tae-Sik Yoon
Chief Financial Officer

Enclosures

cc:                                Todd Schuster, Ares Commercial Real Estate Corporation

Michael Weiner, Ares Commercial Real Estate Corporation

Anton Feingold, Ares Commercial Real Estate Corporation

Monica J. Shilling, Proskauer Rose LLP